

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

September 10, 2007

Mr. Peter L. Harris
President and Chief Executive Officer
West Marine, Inc.
500 Westridge Drive
Watsonville, CA 95076-4100

> **Re: West Marine, Inc.
> Form 10-K for the Fiscal Year Ended December 30, 2006
> Filed March 27, 2007
> File No. 0-22512**

Dear Mr. Harris:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

William Choi
Branch Chief